EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2014	2013	2012	2011	2010
	(in millions of dollars, except ratios)
Earnings

Income Before Income Tax	$527.2	$1,205.2	$1,249.5	$333.3	$1,319.9
Fixed Charges	184.1	175.1	169.8	165.5	163.1
Adjusted Earnings	$711.3	$1,380.3	$1,419.3	$498.8	$1,483.0

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$154.3	$149.4	$145.4	$143.3	$143.3
Interest Credited on Investment Products	14.3	10.2	9.7	9.4	8.9
Portion of Rents Deemed Representative of Interest	14.7	14.7	13.9	12.0	9.8
Other	0.8	0.8	0.8	0.8	1.1
Total Fixed Charges	$184.1	$175.1	$169.8	$165.5	$163.1

Ratio of Earnings to Fixed Charges	3.9	7.9	8.4	3.0	9.1